FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated October 7, 2009

MATERIAL FACT
Following the material fact notification of 21st September 2009, Banco Santander hereby announces the following:
1.
On 6th October 2009, the pricing of the capital increase carried out by Banco Santander (Brasil) S.A. was fixed at 23.5 Brazilian Reais per unit, equivalent, at the current exchange rate, to a total amount of EUR 4,760 million, which values the bank at EUR 34,150 million following the increase.

2.	The placement was made for 16.21% of the capital prior to the increase (13.95% after the increase).

3.	The estimated capital gain generated by this transaction for Grupo Santander amounts to EUR 1,430 million, which will be assigned to generic provisions.

4.	This transaction has a positive impact of 0.60 percentage points on Grupo Santander’s core capital.

5.	Trading of the units on the New York and Sao Paulo stock exchanges will commence today, October 7th.

6.	The underwriting institutions are entitled to exercise a green shoe option for an additional 2.32% of the capital of Banco Santander (Brasil) S.A. (1.95% following the increase).
Boadilla del Monte (Madrid), 7th October 2009
United States securities law legend
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission and declared effective. A copy of the final prospectus, when available, may be obtained by contacting Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010; tel: 1-800-221-1037.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 7, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President